FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2003

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: March 4, 2003

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com / www.langmining.com

February 20, 2003

OTC Bulletin Board

Symbol:  CRMXF

U.S. 20-F Registration

TSX Venture Exchange

Symbol:  CMA

CREAM MINERALS ACQUIRES MANITOBA NICKEL PROPERTY

Cream Minerals Ltd. (CMA-TSX Venture Exchange) is pleased to announce that it has acquired a 30,000 hectare mineral lease in northern Manitoba (the "Property").  The Property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt.  The Property adjoins a similar size mineral lease held by Valerie Gold Resources Ltd. ("Valerie").  A ground geophysical survey completed by Valerie on a small portion of its property identified a large magnetic anomaly, which may represent a near flat-lying massive Sulphide target.  In the Thompson belt such targets have the potential to host economic concentrations of nickel, copper and platinum group elements ("PGE" mineralization).

Cream intends to have the property covered by an airborne geophysical survey in order to further define targets for diamond drill testing.  The survey will include both magnetic and electromagnetic coverage.

Frank A. Lang, P. Eng.

President

For further information please contact:

Investor Relations

Tel:  (604) 687-4622  Fax:  (604) 687-4212

Toll Free:  1-888-267-1400  Email:  Investor@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

Cream Minerals Ltd. (the "Company") has distributed securities under a provision listed in Appendix E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 21, 2003 of 100,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 26th day of February 2003.

CREAM MINERALS LTD.

By:

"Frank A. Lang"

            Frank A. Lang, President

March 3, 2002

B.C. Securities Commission 11th Floor, 865 Hornby Street Vancouver, BC V6Z 2H4
Alberta Securities Commission 21st Floor, 10025 Jasper Avenue Edmonton, Alberta T5J 3Z5

Dear Sirs:

Re:

Quarterly Report for the Period Ended December 31, 2002

The following material was distributed by Cream Minerals Ltd. ("the Company") to shareholders appearing on the Company's supplemental mailing list:

1.

Quarterly Report and unaudited financial statements for the period ended December 31, 2002.

Yours truly,

CREAM MINERALS LTD.

        "Shannon Ross"

Shannon M. Ross,

Secretary

cc:

United States Securities and Exchange Commission - 12g3-2(b) #0-29870

CREAM MINERALS LTD.
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002
(Unaudited - prepared by management)

CREAM MINERALS LTD.
CONSOLIDATED BALANCE SHEETS
(Unaudited - prepared by management)

	December 31,	March 31,
	2002	2002

Assets

Current assets
Cash and cash equivalents	$21,233	$21,626
Accounts receivable	19,070	12,459
	40,303	34,085

Reclamation and other deposits	16,000	17,860
Investments	68,894	51,394
Mineral property interests (see schedule)	1,573,702	1,344,708
	$1,698,899	$1,448,047

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$5,992	$11,377
Due to related parties (Note 4)	407,026	308,206
	413,018	319,583

Shareholders' equity
Share capital (Note 3)	13,841,750	13,606,707
Contributed surplus (Note 2)	12,134	-
Deficit	(12,568,003)	(12,478,243)
	1,285,881	1,128,464

	$1,698,899	$1,448,047

Approved by the Board

/s/Frank A. Lang	/s/Arthur G. Troup
Frank A. Lang	Arthur G. Troup
Director	Director

CREAM MINERALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2002	2001	2002	2001

Expenses (Income)
Foreign exchange	$(21,017)	$-	$(31,144)	$418
Legal, accounting and audit	4,568	3,964	18,220	19,406
Office and administration	2,613	1,145	7,642	26,973
Property investigations	1,699	1,292	12,751	3,105
Salaries and benefits	2,982	2,954	49,766	33,357
Shareholder communications	5,251	4,901	25,351	15,515
Taxes	-	2,961	-	10,791
Travel and conferences	-	-	3,704	845
Write-down of mineral property interests	-	37,914	3,804	37,914
Interest and other income	(11)	(101)	(334)	(583)
	(3,915)	55,030	89,760	147,741

Income (loss) for the period	3,915	(55,030)	(89,760)	(147,741)
Deficit, beginning of period	(12,571,918)	(12,264,574)	(12,478,243)	(12,171,863)

Deficit, end of period	$(12,568,003)	$(12,319,604)	$(12,568,003)	$(12,319,604)

Income (loss) per share	$0.00	$(0.00)	$(0.00)	$(0.01)

Weighted average number of
common shares outstanding	19,764,519	16,595,828	19,066,174	16,588,846

CREAM MINERALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2002	2001	2002	2001

Cash provided by (used for)

Operations
Income (loss) for the period	$3,915	$(55,030)	$(89,760)	$(147,741)
Items not involving cash
Stock option compensation	(138)	-	5,218	-
Write-down of mineral property interests	-	37,914	3,804	37,914
	3,777	(17,116)	(80,738)	(109,827)

Changes in non-cash working capital
Accounts receivable	11,213	1,488	(6,611)	2,870
Reclamation and other deposits	(16,000)	-	1,860	-
Due to related parties	166,094	32,263	98,820	101,566
Accounts payable and accrued liabilities	(131,825)	(54,367)	(5,385)	28,191
	33,259	(37,732)	7,946	22,800

Investments
Mineral property interests:
Acquisition costs	(570)	(28,870)	(3,514)	(54,130)
Exploration and development costs	(26,646)	14,613	(222,368)	(49,895)
Investment in portfolio investments	-	-	(17,500)	-
	(27,216)	(14,257)	(243,382)	(104,025)

Financing
Share subscriptions	-	42,102	-	42,102
Common shares issued for cash	-	-	235,043	-
	-	42,102	235,043	42,102

Decrease in cash and cash equivalents during	6,043	(9,887)	(393)	(39,123)
the period
Cash and cash equivalents, beginning of period	15,190	14,170	21,626	43,406

Cash and cash equivalents, end of period	$21,233	$4,283	$21,233	$4,283

Supplemental information
Shares issued for mineral property interests	$-	$-	$-	$3,300
Stock compensation	$1,874	$-	$12,134	$-

CREAM MINERALS LTD.
CONSOLIDATED SCHEDULES OF MINERAL PROPERTY INTERESTS
(Unaudited - prepared by management)
	December 31,	March 31,
	2002	2002
Kaslo Silver Property, British Columbia
Acquisition costs
Balance, beginning of period	$169,312	$168,482
Incurred during the period	830	830
Balance, end of period	170,142	169,312
Exploration and development costs
Assays and analysis	212	600
Geological	520	2,138
Site activities	6,769	1,845
Incurred during the period	7,501	4,583
Balance, beginning of period	926,125	921,542
Balance, end of period	933,626	926,125
Write down of mineral property	-	-
	1,103,768	1,095,437
Raven Mineral Claims, British Columbia
Acquisition costs
Balance, beginning of period	1	43,450
Incurred during the period	2,684	28,300
Balance, end of period	2,685	71,750
Exploration and development costs
Assays and analysis	-	1,120
Geological	1,120	12,170
Site activities	-	1,865
Travel and accommodation	-	7,239
Incurred during the period	1,120	22,394
Balance, beginning of period	-	67,323
Balance, end of period	1,120	89,717
Write down of mineral property	(3,804)	(161,466)
	1	1
Nuevo Milenio, Mexico
Exploration and development costs
Assays and analysis	10,114	2,417
Drilling	95,852	-
Geological	48,296	82,816
Site activities	61,467	35,414
Travel and accommodation	4,934	36,900
Incurred during the period	220,663	157,547
Balance, beginning of period	249,270	91,723
Balance, end of period	469,933	249,270
Total mineral property interests	$1,573,702	$1,344,708

CREAM MINERALS LTD.

Notes to Consolidated Financial Statements

Three months ended June 30, 2001 and 2000

(Unaudited - prepared by management)

1.

Going concern and nature of operations

The accompanying financial statements for the interim periods ended December 31, 2002 and 2001, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented.  The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year.  These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended March 31, 2002.

Cream Minerals Ltd. (the "Company") is incorporated in the Province of British Columbia under the Company Act (British Columbia), and its principal business activity is the exploration and development of mineral properties.

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.  The Company has a working capital deficiency as at December 31, 2002, of $372,715.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title.  Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

2.

Change in accounting principles

(a)

Stock option compensation

Effective January 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments.  The Company has elected to follow the intrinsic value method of accounting for stock options. As a result, the Company is required to disclose the pro-forma effect of accounting for stock options granted to employees and directors subsequent to January 1, 2002, using the fair value based method.

During the period ended December 31, 2002, the Company granted incentive stock options to employees, consultants and directors to purchase up to 1,151,000 common shares at a price of $0.15 per share which was the prevailing market price of the Company's shares on the date of the grant.  Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions; risk-free interest rate of 5.25%; volatility factor of the expected market price of the Company's common shares of 118%: and an expected life of the options of five years.  For purposes of pro forma disclosure, the estimated fair value of the vested portion of the options is expensed in the current period as the options vest 25% at the date of grant.

The following is the Company's pro forma earnings with the fair value method applied to all options issued during the period:

Nine months ended December 31, 2002

Loss for the period	(89,760)

Compensation expense related to fair value of stock options	(49,526)

Pro forma loss for the period	(139,286)
Pro forma loss per share:
Basic	$(0.01)
Diluted	$(0.01)

3.

Share capital

Authorized:

500,000,000 (2001:50,000,000) common shares without par value

Issued and fully paid:

	Number of Shares	Amount
Balance, March 31, 2002	18,095,828	$13,606,707
Shares issued for cash
Warrants exercised	492,025	59,043
Stock options exercised	10,000	1,000
Private placement	1,166,666	175,000
Balance, December 31, 2002	19,764,519	$13,841,750

4.

Related party transactions and balances

	2002	2001
Services rendered:
LMC Management Services Ltd. (a)	$ 84,287	$ 21,487
Lang Mining Corporation (b)	--	76,195
Legal fees (c)	6,958	7,079
Director (d)	28,043	5,029

Balances receivable from (payable to): (f)
LMC Management Services Ltd.	4,582	(22,992)
Lang Mining Corporation	(202,010)	(186,413)
Directors	(199,605)	--
Legal fees	(5,411)	(7,544)
	$ (402,444)	$ (216,949)

(a)

Commencing August 1, 2001, management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company.

(b)

Lang Mining Corporation ("Lang Mining") is a private company controlled by the President of the Company.  Lang Mining provided management services at a rate of $2,500 per month until June 30, 2001, and provided office, administrative and geological services at cost plus 15%.

(c)

Legal fees were paid to a law firm of which a director is a partner.

(d)

Fees were paid to a director at a rate of US$2,000 per month for administrative services.

(e)

The Company's investments include shares of Sultan Minerals Inc., Emgold Mining Corporation and Valerie Gold Resources Ltd., companies with directors and management in common with the Company.

(f)

Balances receivable from (payable to) are included in accounts receivable and accounts payable and accrued liabilities, respectively, on the balance sheets.  These amounts are non-interest bearing and due on demand.

5.

Subsequent events

Subsequent to December 31, 2002:

(a)

The Company entered into an option agreement on the Bayonne Aquamarine properties located in the Nelson Mining Division, British Columbia.  Currently, the property is comprised of five claim groups for a total of 36 units or 900 hectares.  Additional staking is in progress to cover the prospective ground.  Under the option agreement, the Company may earn 100% interest in the property by making payments totalling $100,000 and issuing 500,000 common shares over four years.  Cash payments are to be made as follows: Payment of $5,000 on regulatory approval, $5,000 at the end of nine months, $10,000 at the end of 12 months, and $20,000, $30,000 and $30,000 at the end of 24, 36 and 48 months respectively, from the date of regulatory approval.  Share payments are to be made as follows: 100,000 common shares upon regulatory approval and 100,000 shares each twelve-month interval thereafter.  A royalty of 50% of a 2% Net Products Return ("NPR") Royalty from the production of gemstones from the property may be purchased upon commencement of commercial production for $1,000,000.

(b)

The Company acquired a 30,000-hectare mineral lease in northern Manitoba by staking.

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

FIN 51-901F Rev.2000 / 12/ 19

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end.  "Exchange Issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada.  Three schedules must be attached to this report as follows:

SCHEDULE A:  FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following:  balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

  a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;

  a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and

  income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 Changes in the Ending Date of a Financial Year and in Reporting Status for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 Enterprises in the Development Stage that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B:  SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1.

Analysis of expenses and deferred costs

Provide a breakdown of amounts presented in the financial statements for the following:  deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements.  All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only.

Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property.  Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B.  Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced.  Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2.

Related party transactions

Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3.

Summary of securities issued and options granted during the period

Provide the following information for the year-to-date period:

(a)

summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

(b)

summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4.

Summary of securities as at the end of the reporting period

Provide the following information as at the end of the reporting period:

(a)

description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,

(b)

number and recorded value for shares issued and outstanding,

(c)

description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

(d)

number of shares in each class of shares subject to escrow or pooling agreements.

5.

List the names of the directors and officers as at the date this report is signed and filed.

SCHEDULE C:  MANAGEMENT DISCUSSION AND ANALYSIS

1.

General Instructions

(a)

Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b)

Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c)

For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d)

The discussion must be factual, balanced and non-promotional.

(e)

Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2.

Description of Business

Provide a brief description of the issuer's business.  Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3.

Discussion of Operations and Financial Condition

Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements.  Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition.  This is not intended to be an exhaustive list of the relevant items.

(a)

expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;

(b)

acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;

(c)

acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;

(d)

material write-off or write-down of assets;

(e)

transactions with related parties, disclosed in Schedule B or the notes to the financial statements;

(f)

material contracts or commitments;

(g)

material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);

(h)

material terms of any existing third party investor relations arrangements or contracts including:

i.

the name of the person;

ii.

the amount paid during the reporting period; and

iii.

the services provided during the reporting period;

(i)

legal proceedings;

(j)

contingent liabilities;

(k)

default under debt or other contractual obligations;

(l)

a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;

(m)

regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;

(n)

management changes; or

(o)

special resolutions passed by shareholders.

4.

Subsequent Events

Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5.

Financings, Principal Purposes and Milestones

(a)

In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.

(b)

Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6.

Liquidity and Solvency

Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements.  Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements.  Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate.  To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F.  A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements.  The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS				DATE OF REPORT
NAME OF ISSUER Cream Minerals Ltd.			FOR QUARTER ENDED December 31, 2002	YY/ MM/DD 2003/Feb./28
ISSUER ADDRESS Suite 1400 - 570 Granville Street
CITY Vancouver	PROVINCE BC	POSTAL CODE V6C 3P1	ISSUER FAX NO. 604-687-4212	ISSUER TELEPHONE NO. 604-687-4622
CONTACT NAME Shannon Ross		CONTACT POSITION Secretary		CONTACT TELEPHONE NO. 604-687-4622
CONTACT EMAIL ADDRESS invrel@langmining.com		WEB SITE ADDRESS www.creamminerals.com

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE "Arthur G. Troup"	PRINT FULL NAME Arthur G. Troup			DATE SIGNED YY/ MM/DD 2003/Feb./28
DIRECTOR'S SIGNATURE "Frank A. Lang"	PRINT FULL NAME Frank A. Lang			DATE SIGNED YY/ MM/DD 2003/Feb./28

CREAM MINERALS LTD.

Quarterly Report

December 31, 2002

SCHEDULE A:  FINANCIAL INFORMATION

See attached unaudited consolidated financial statements.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.

Analysis of expenses and deferred costs.

See unaudited interim consolidated financial statements attached in Schedule A to the Form 51-901F.

2.

Related party transactions

See note 4 to the unaudited interim consolidated financial statements attached in Schedule A to the Form 51-901F.

3.

Summary of securities issued and options granted during the period

(a)

Securities issued during the three months ended December 31, 2002:

Nil

(b)

Options granted during the three months ended December 31, 2002

Nil

4.

Summary of securities as at the end of the reporting period

(a)

Authorized Capital

500,000,000 common shares without par value.  Increase from 50,000,000 approved at Annual General meeting held in September 2002.

Issued and Outstanding Capital

19,764,519 common shares

(b)(i)

Stock Options Outstanding

Number of Shares	Exercise Price($)*	Expiry Date
61,400	0.30	March 6, 2003
74,000	0.30	January 15, 2004
50,000	0.30	June 11, 2004
712,600	0.10	September 29, 2005
1,051,000	0.15	April 26, 2007
100,000	0.15	May 17, 2007

CREAM MINERALS LTD.

Quarterly Report

December 31, 2002

(ii)

Warrants Outstanding

Number of Shares	Exercise Price ($) Yr 1 / Yr.2	Expiry Date
1,007,975	0.12/0.15	January 31, 2003/04
1,166,666	0.20/0.25	August 13, 2003/04

(iii)

Shares in Escrow

There are no shares in escrow.

5.

List of directors and officers as at the date this report is signed and filed.

Frank A. Lang (director and officer)

Ronald Lang (director)

Sargent H. Berner (director)

Ferdinand Holcapek (director)

William J. Witte (director and officer)

Arthur G. Troup (director and officer)

Shannon Ross (officer)

CREAM MINERALS LTD.

Quarterly Report

December 31, 2002

NUEVO MILENIO SILVER-GOLD PROPERTY, MEXICO

The Nuevo Milenio property, located south of Tepic in the municipality of Xalisco, State of Nayarit, Mexico, covers a small caldera approximately five kilometres in diameter.  The caldera's rim is partially defined by rhyolitic intrusions and domes.  Three target types have been identified on the property, i) narrow bonanza-grade veins which were the target of early Spanish explorers; ii) broad vein and stockwork zones discovered in trenching; and iii) disseminated deposits hosted in silicified and argillized tuffs.  Work completed to date has been extensively documented and defines the geology and geochemistry of a few areas within the property.  Additional geologic and geochemical investigation of the La Curva caldera was recommended.  An independent geological consultant has also recommended hand trenching and select sampling of the disseminated target areas to gather data on precious metal concentrations and multi-element ICP values.  Rock chip sampling of disseminated targets at various areas in the property has been suggested along with further reconnaissance review and sampling of other hills in the epithermal disseminated area.

The principal structures are defined by numerous colonial workings.  The project is in the early stages of exploration and there are no known records of past diamond drill work.

In the second quarter of fiscal 2003 Cream completed a five-hole diamond-drilling program totalling 726 meters to test the depth dimensions of three mineral zones on the property.  The program consisted of five, minus 45o holes.

All of the mineralized zones have former workings that have been subjected to surface leaching and now show only limonitic stained silicified and argillized rocks on surface.  In the workings, fresh exposures show vuggy silica, coarse and fine quartz veinlets, stockwork filling and brecciation filled with chalcedonic quartz with locally fine scattered pyrite.  Pyrite to date has not been commonly observed in outcrop.  The mineralized zones show evidence of multiple hydrothermal mineralizing events.  The Chacuaco and Once Bocas zones have provided encouraging surface results and cover relatively large lengths measured in terms of several hundreds of meters in both potential width and length.

BAYONNE AQUAMARINE PROPERTIES

Subsequent to December 31, 2002, Cream optioned the Bayonne Aquamarine properties located in the Nelson Mining Division, British Columbia.

Dr. J.H. Montgomery, Ph.D. P.Eng., in a letter dated January 24, 2003, has provided a preliminary assessment of several aquamarine deposits based upon an examination of a suite of aquamarine specimens in host matrix.  Dr. Montgomery is a qualified person in gemstone evaluation.  The letter is divided into three parts: Geological setting, Description of Specimens and Recommendations.

Geological Setting

Currently, the deposits are covered by five claim groups: Lloyds Mine (4 units), OMG (14 units), Cultus (2 units), Rusty (4units) and Toby (12 units) for a total of 36 units or 900 hectares.  Additional staking is in progress to cover the prospective ground.  The beryl/aquamarine deposits are at or near the eastern and southern contacts of the Shaw Creek Intrusive (Unit KBSC), one of the eight divisions of the Cretaceous/Jurassic bayonne batholith.  The deposits occur mainly in the pegmatites, which intrude either the KBSC division of the batholith or contact rocks intruded by that division.  The intrusive rock is termed by Reeser (1996) as biotite leucogranodiorite with megacrysts of potassium feldspar.  The pegmatites are composed mainly of coarse crystals of quartz, feldspar, biotite and beryl.  Access to most of the properties is by road with short hikes, but some helicopter trips were necessary

CREAM MINERALS LTD.

Quarterly Report

December 31, 2002

Description of Specimens

A suite of samples examined by Dr. Montgomery contained coarse crystals of coloured beryl (blue and green) in coarse quartz-feldspar-biotite pegmatite.  Photographs on Cream's website show the general character of the mineralization.  The beryl crystals range in size from 0.5 cm To 20.0 cm in length with diameters from 0.4 to 7.0 cm.  Colour ranges from blue to bluish-green.  The majority of the crystals are non-gem aquamarine and non-gem emerald.  One small crystal of clear, light blue aquamarine noted is of gem quality

Recommendations

Dr. Montgomery recommends that the presence of large crystals of green and blue beryl over a wide area and the presence of one crystal of gem quality aquamarine is sufficient to warrant an exploration program over the areas in which the beryl-bearing pegmatites occur along the intrusive contact of Shaw Creek granodiorite.  The preliminary program should consist of geological mapping and geochemical surveys for beryllium and chromium.  Anomalies may be evaluated with follow-up trenching.

The Agreement

Under the Agreement, Cream shall have the exclusive right and option to earn 100% interest in the property by making payments totalling $100,000 and issuing 500,000 common shares over four years as follows:

Cash payments are required of $5,000 on regulatory approval, $5,000 at the end of nine months, $10,000 at the end of 12 months, and $20,000, $30,000 and $30,000 at the end of 24, 36 and 48 months respectively, from the date of regulatory approval.

Share Payments include 100,000 common shares upon regulatory approval and each twelve-month interval thereafter to a total of 500,000 common shares.

A royalty is payable consisting of50% of a 2% Net Products Return ("NPR") Royalty from the production of gemstones from the property may be purchased upon commencement of commercial production for $1,000,000.

MANITOBA NICKEL PROPERTY

Subsequent to December 31, 2002, Cream acquired a 30,000-hectare mineral lease in northern Manitoba.  The property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt.  The property adjoins a similar size mineral lease held by Valerie Gold Resources Ltd. ("Valerie").  A ground geophysical survey completed by Valerie on a small portion of its property identified a large magnetic anomaly, which may represent a near flat-lying massive sulphide target.  In the Thompson belt such targets have the potential to host economic concentrations of nickel, copper and platinum group elements.

Cream intends to have the property covered by an airborne geophysical survey in order to further define targets for diamond drill testing.  The survey will include both magnetic and electromagnetic coverage.

CREAM MINERALS LTD.

Quarterly Report

December 31, 2002

KASLO SILVER PROPERTY, BRITISH COLUMBIA

The 4000-hectare Kaslo Silver property is located 12 kilometres west of the town of Kaslo in southeastern British Columbia.  The property encompasses the historic Keen Creek Silver belt and includes ten former high-grade silver mines that operated on the property from 1895 to 1953.  Historical records show that silver grades ranged from 100 to 5000 grams per tonne.

Work in 1998 found that silver mineralization is controlled by two major shear zones that have been traced across the property for a distance of at least 7 kilometres.  To date, over 14 kilometres of sub-parallel shear structures have been identified by geophysics along the two zones, which are believed to extend the entire 11-kilometre length of the property.

Three of the more promising areas yielded excellent silver assays.  Some of these are (1) Bismark, Hole 98GC-8 - 313.72 g/t silver over 9.3 metres from 15.8 to 25.1 metres.  (2) Cork South, Hole 98CP-4 - 209.30 g/t silver over 21.1 metres from 3.9 to 25.0 metres and (3) Silver Bear, Trench T97-11, 194.5 g/t silver, 1.37% lead and 2.10% zinc from 0 to 40 metres (representing a true width of 10 metres).

Preliminary metallurgical testing was completed on a representative composite of 3 of 6 samples taken from the Silver Bear Zone by excavator from an 80-metre long section of the 25 metre x 6 kilometer long mineralized shear zone.  The head grade of the composite material was 780 g/t silver, 13.2% lead and 6.8% zinc.

After testing, the composite material was shown to readily produce both a high-grade lead concentrate with a recovery of 87 percent and a good grade of zinc concentrate with a recovery in excess of 50 percent.  Silver recovery associated with the lead concentrates was between 60 and 70 percent while an additional 10 percent recovery reported to the zinc concentrate.

Subject to financing, Cream plans to collect a 5,000 to 10,000 tonne bulk sample from each of Silver Bear and Cork South and have them processed at a nearby mill.  It is expected that the value of the metals recovered from the program will pay the cost.  Expenditures in the current fiscal period have been related to maintenance of the property.

SCHEDULE C:  MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Cream Minerals Ltd. is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.  All of Cream's short to medium-term operating and exploration cash flow must be derived from external financing.  Cream is in the process of attempting to raise additional financing to complete its proposed exploration programs for fiscal 2003 and additional programs planned for fiscal 2004.

Cream presents the financial statements for the nine months ended December 31, 2002, together with an update of activities to date.  The following discussion and analysis should be read in conjunction with the audited financial statements of the Company for the years ended March 31, 2002 and 2001, and related notes thereto.  Cream's financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Until June 30, 2001, Cream received management, office, administrative, and geological services from Lang Mining Corporation ("Lang Mining"), a private company owned by the president of the Company, and reimbursed Lang Mining on a cost plus 15% basis.  Cream also paid to Lang Mining a monthly management fee of $2,500.  The contract with Lang Mining expired on June 30, 2001, but Cream continued with the contract until July 31, 2001.  Effective August 1, 2001, Cream has had its management, administrative, geological and other services provided by LMC Management Services Ltd., a private company held with a group of other public companies, to provide services at cost to the various public companies currently sharing office premises, with no management fee or administration charge.

CREAM MINERALS LTD.

Quarterly Report

December 31, 2002

Financing Activities and Capital Expenditures

At December 31, 2002, Cream has a working capital deficiency of $372,715 and an accumulated deficit of $12,568,003.

All of Cream's short to medium-term operating and exploration cash flow must be derived from external financing.  Cream is in the process of attempting to raise additional financing to complete its proposed exploration programs for fiscal 2003.  In the event that changes in market conditions prevent Cream from receiving additional external financing if required, it will be forced to review its property holdings and prioritize project exploration to fit within cash availability.

Cream has paid all current cash commitments for mineral property interests, other than the payments due on the Raven property.  Cream does not currently anticipate any deficiencies in long-term liquidity but if any such deficiencies arise it would expect to raise additional funds through private placements of its shares, or some other form of equity financing.

Operating Results

Nine months ended December 31, 2002, Compared to Nine Months ended December 31, 2001

For the nine months ended December 31, 2002, ("fiscal 2003") Cream incurred a loss of $89,760, or $0.00 per share, compared to a loss of $147,741, or $0.01 per share for the nine months ended December 31, 2001 ("fiscal 2002").  Total operating expenses, net of interest income, were $89,760 for the nine months in fiscal 2003 compared to $147,741 in fiscal 2002.  Included in the fiscal 2002 expenditures is a write-down of the exploration expenses on the Raven property of $37,914, which compares to a write-down of $3,804 in fiscal 2003.  Administrative expenditures on a quarterly basis are comparable to fiscal 2002.

Cream's expenditures for fiscal 2003 continue to reflect the decreased activity in the Company's activity as the Company is under pressure to conserve cash flow.  Exploration activity has been concentrated in Mexico, resulting in expenditures of $220,663 on the Nuevo Milenio property.  Drilling expenditures totaled $95,852 in the nine months, the drilling completed in the second quarter of fiscal 2003.  Other site activity and geological costs in Mexico include a US$2,000 monthly administration fee accrued and payable to a director for services as administrator in Mexico.

Legal, accounting and audit fees are comparable in the two years, $18,220 in fiscal 2003 and $19,406 in fiscal 2002.

Office and administrative expenses decreased from $26,973 in fiscal 2002 to $7,642 in fiscal 2003, reflecting the reduced activity in the Company, as management fees of $10,000 incurred in fiscal 2002 were not incurred in fiscal 2003.  Shareholder communications and travel and conferences increased from $15,515 and $845, respectively, in fiscal 2002 to $25,351 and $3,704, respectively, in fiscal 2003.  Salaries and benefits increased from $33,357 in fiscal 2002 to $49,766 in fiscal 2003.  Foreign exchange gains of $31,444 are primarily due to the liabilities not yet paid but denominated in foreign currencies.  There are no investor relations' consultants under contract to the Company.  Cream incurred a tax assessment with respect to prior years in fiscal 2002 for a total of $10,791 in taxes and interest.  There is no comparative expense in fiscal 2003.

CREAM MINERALS LTD.

Quarterly Report

December 31, 2002

Financing Activities and Capital Expenditures

All of Cream's short to medium-term operating and exploration cash flow must be derived from external financing.  Cream is in the process of attempting to raise additional financing to complete its proposed exploration programs for fiscal 2003.  During the nine months ended December 31, 2002, 492,025 warrants were exercised at $0.12 and 10,000 stock options were exercised at $0.10 to provide $60,043 to the treasury.  A private placement of 1,166,666 units at $0.15 for total proceeds of $175,000 was completed.  Each unit is comprised of one common share and one share purchase warrant, exercisable at $0.20 in the first year and in the second year at $0.25 for one additional common share. There were not financing activities in the third quarter, other than cash advances from a major shareholder, which are currently included in the balances due to related parties.  Additional financing will be required for further exploration on Cream's mineral property interests.  In the event that changes in market conditions prevent Cream from receiving additional external financing if required, it will be forced to review its property holdings and prioritize project exploration to fit within cash availability.

Cream has paid all cash commitments for its mineral property interests, other than the option payments due on the Raven property.  Cream does not currently anticipate any deficiencies in long-term liquidity but if any such deficiencies arise, it expects to raise additional funds through private placements of its shares, or some other form of equity financing.

During the nine months, Cream expended $17,500 on the Terra Gaia transaction for a total of $25,000.  The agreement with Terra was terminated subsequent to the end of the first quarter, but the Company currently retains 100,000 common shares of Terra Gaia.  Terra Gaia is a privately held company.

General

In the nine months ended December 31, 2002, 1,151,000 stock options at $0.15 per share expiring at periods from April 26, 2007, to May 17, 2007, were granted to employees, director and consultants.  These shares were issued pursuant to a stock option plan approved by shareholders at the Annual General Meeting held in September 2000 and approved by the TSX Venture Exchange.